EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense, amortization of financing costs, capitalized interest and the estimated interest component of rental expense on operating leases.

	Year ended December 31,
	2002	2001	2000	1999	1998
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$316,187	$240,938	$44,935	$(181,826)	$48,641
Add:
Interest expense and amortization of financing costs	71,636	72,438	116,637	110,797	84,003
Interest portion of rental expense	20,336	18,116	17,140	17,501	12,992

	91,972	90,554	133,777	128,298	96,995

Earnings (loss) before income taxes, extraordinary items, cumulative effect of a change in accounting principle and fixed charges	$408,159	$331,492	$178,712	$(53,528)	$145,636

Fixed charges:
Interest expense and amortization of financing costs	71,636	72,438	116,637	110,797	84,003
Capitalized interest	1,888	751	1,125	709	804
Interest portion of rental expense	20,336	18,116	17,140	17,501	12,992

Total fixed charges	93,860	91,305	134,902	129,007	97,799

Ratio of earnings to fixed charges	4.35	3.63	1.32	(a)	1.49

(a)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $182,535 to achieve a coverage of 1:1.